C M

15046883

SEC IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 36527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneve International Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Long Wood Avenue
(No. and Street)

Lakeway, Texas 78734
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Ryan 949-922-8488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

99 3/10/15

OATH OR AFFIRMATION

I, Paul Abbondante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneve International Corporation, as of February 25, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, ____ by ____________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

See Attached
Notary Public

Paul Abbondante
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☑ ~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6. Paul Abbondante

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

TEJASH DESAI
COMM. # 1946108
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JULY 30, 2015

Subscribed and sworn to (or affirmed) before me on this 25th day of Feb., 2015,
Date *Month* *Year*
by
(1) Paul Abbondante
(and (2)),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature TD
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report **Document Date:** 2/25/15

Number of Pages: _____ **Signer(s) Other Than Named Above:** _____

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Geneve International Corporation:

We have audited the accompanying statement of financial condition of Geneve International Corporation (the "Company") as of December 31, 2014. and the related statement of income changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Geneve International Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneve International Corporation as of December 31, 2014. and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Geneve International Corporation's financial statements. The supplemental information is the responsibility of Geneve International Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 28, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Genève International Corporation

Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 6,966
Total assets	$ 6,966

Liabilities and Stockholders' Equity

Liabilities	$
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 12,750 shares issued and outstanding	12,750
Additional paid-in capital	112,652
Accumulated deficit	(118,436)
Total stockholders' equity	6,966
Total liabilities and stockholders' equity	$ 6,966

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Operations
For the Year Ended December 31,2014

Revenues	$10,000
Expenses	
Consulting	10,000
FINRA – B/D Annual fee	1,750
FINRA – B/D Regulatory	1,697
Audit expense	6,145
Bank Service Charges	3
Insurance	519
Professional fees	500
State Tax Provision	800
Total expenses	21,414
Net income (loss)	$ (11,414)

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31,2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2013	$ 12,750	$112,652	$(118,436)	$6,966
Capital contributions		2,519		2,519
Net income (loss)			(11,414)	(11,414)
Balance at December 31, 2014	$ 12,750	$110,133	$ (129,850)	$6,966

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Cash Flows
For the Year Ended December 31,2014

Cash flow from operating activities:		
Net income (loss)		$(11,414)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by (used in) operating activities		(11,414)
Net cash provided by (used in) in investing activities		
Cash flow from financing activities:		
Capital contribution	$ 11,401	
Net cash provided by (used in) financing activities		11,401
Net increase (decrease) in cash		(13)
Cash at beginning of year		6,979
Cash at end of year		$ 6,966.

Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Genève International Corporation (the "Company") was incorporated in California in March of 1997. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services including the sale of corporate debt securities, underwriting group participant, real estate syndication, and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking revenues include fees earned from providing private placement advisory services. Revenue is recognized when services are billed. For the year ended December 31, 2014, there was one client transaction for $10,000.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 7, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$
State	800
Total income tax expense (benefit)	$ 800

The Company has available at December 31, 2014, unused operating loss carry-forwards; which may be applied against future taxable income, resulting in a deferred tax asset of approximately $16,273, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during the year ended December 31,
$ 25,885	2018
1,970	2019
27,399	2020
2,306	2022
50,928	2023 & After
$ 108,488	

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: RELATED PARTY TRANSACTIONS

The consulting expense of $10,000 was paid to the shareholder/president.

One of the Company's shareholders provides office space, furniture, equipment and management services, and pays certain operating expenses on behalf of the Company. These were provided to the Company at no cost for the year ended December 31, 2014.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

Going-Concern

For the year ended December 31, 2014, the Company conducted minimal securities business and was only able to maintain operations via additional paid-in capital from its shareholders. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the shareholders will continue to capitalize the Company to fund its continuing operations.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $6,966 which was $1,966 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

During the year 2014, the Company's net capital fell below the net capital requirement (NCR) amount as follows:

Fell below NCR on 4/17/2014 by $420.50 for 3 days
Fell below NCR on 8/20/2014 by $39.50 for 25 days
Fell below NCR on 9/18/2014 by $38.50 for 45 days
Fell below NCR on 11/28/2014 by $39.50 for 3 days.

The deficiencies were not detected due to the lack of investment banking activity. When discovered, the deficiencies were remedied immediately by additions to paid-in capital from the shareholders.

Genève International Corporation
Notes to Financial Statements
December 31,2014

Genève International Corporation
Schedule I- Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Common stock	$ 12,750	
Additional paid-in capital	112,652	
Accumulated deficit	(118,436)	
Total stockholders' equity		$6,966
Less: Non-allowable assets		
Total non-allowable assets		
Net capital		6,966
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,966
Ratio of aggregate indebtedness to net capital	N/A	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31,2014.

See independent auditor's report

Genève International Corporation
Schedule II -Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Genève International Corporation
Schedule III -Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Geneve International Corporation

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Report on Exemption Provisions

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Geneve International Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Geneve International Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Geneve International Corporation stated that Geneve International Corporation met the identified exemption provisions throughout the period June 1, 2014 through November 30, 2014, without exception. Geneve International Corporation's management is responsible for compliance with the exemption provisions and its statements.

Auditor's Review

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Geneve International Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Opinion

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 28, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Geneve International Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)*.

Statement Regarding Exceptions to Meeting Exemption Provision:

The Company did not meet the identified exemption provision throughout the period ending January 1, 2014 through December 31, 2014. Details regarding the nature and date(s) of occurrence of exception(s) to meeting the exemption provision are listed below:

Description of Exception	Date(s) of Occurrence
Early Warning for Net Capital Level – Geneve International Corporation fell below 120% Net Capital Requirements by $420.50 for 72 hours.	April 17, 2014
Early Warning for Net Capital Level – Geneve International Corporation fell below 120% Net Capital Requirements by $39.50 for 600 hours.	August 20, 2014
Early Warning for Net Capital Level – Geneve International Corporation fell below 120% Net Capital Requirements by $38.50 for 1080 hours.	September, 18, 2014
Early Warning for Net Capital Level – Geneve International Corporation fell below 120% Net Capital Requirements by $39.50 for 72 hours.	November 28, 2014

By:

Paul J. [signature]

January 12, 2014

Genève International Corporation Report

Pursuant to Rule 17a-5 (d)2-(d)4

Financial Statements

For the Year Ended December 31,2014